SUB-ITEM 77I

                               MFS SERIES TRUST VI

MFS Global Total Return Fund, MFS Utilities Fund and MFS Global Equity Fund, series of MFS Series Trust VI, established a new class of shares effective October 17, 2002. Each Fund intends to launch the new class of shares on or about January 1, 2003, at which time a supplement to such fund's prospectus will be filed with the Securities and Exchange Commission.